August 25, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Américas S.A.
Form 20-F for Fiscal Year Ended December 31, 2015
File No. 001-12440
Filed May 2, 2016

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), transmitted herewith are responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 19, 2016 in connection with the Annual Report on Form 20-F of Enersis Américas for the fiscal year ended December 31, 2015 that was filed on May 2, 2016 (the “Form 20-F”). Set forth below are the Staff’s comments (in bold face type) followed by Enersis Américas’ responses. Enersis Américas expects to file an amendment to the Form 20-F (the “Amended Form 20-F”) with the Commission prior to requesting acceleration of the effectiveness of the Company’s Registration Statement on Form F-4 (Registration Statement No. 333-211405).

References to “we,” “us” and “our” in the responses set forth below are to Enersis Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

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Securities and Exchange Commission	-2-	August 25, 2016

4. Sector Regulation and Electricity System Operations

Argentina, page F-51

1.	We note your response to comment 9. Please explain in detail what consideration was given to classification of funds advanced from CAMMESA outside of operating cash flows given the key terms of such funds. In addition, please supplementally demonstrate why classification outside of operating activities would not represent a material change to your financial statements. We may have further comment.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Funds received from CAMMESA consist of advances granted to our subsidiary Edesur on account of future revenues to be established within the Integral Tariff Review process (“RTI” for its Spanish acronym), as part of the policy of the previous Argentine government administration to maintain tariffs unaltered. In this context, advances from CAMMESA have been used as a government assistance to supplement Edesur’s core revenue stream.

Furthermore, repayment of funds received from CAMESSA either (i) is subject to Edesur’s financial and economic sustainability, as determined by the Argentine Secretary of Energy (“SE”), or (ii) would begin once Edesur had received higher revenues specifically generated to cover the operating costs increases to which the advances from CAMMESA were applied.

Neither IAS 20 nor IAS 7 provides specific guidance about the classification of government assistance in the statement of cash flows. Based on the Company’s interpretation, the nature of these funds do not comply with some common characteristics of the concepts established in paragraphs 17 (c) and (d) of IAS 7, and therefore, have not been considered to be classified outside of operating cash flows. This interpretation is also consistent with paragraph 6 of IAS 7 which states that “Operating activities are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities”, which we interpret to mean that funds received from CAMMESA may be classified within these “other activities”.

Securities and Exchange Commission	-3-	August 25, 2016

For the reasons described above and application of paragraph 14 (a) of IAS 7, the Company has classified the funds received from CAMMESA as operating cash inflows because funds were obtained in advance of tariff increases and were used to cover salary costs increases and extraordinary operating costs due to the climate emergency, all concepts that are part of the principal revenue-producing activities of the entity and therefore operational in nature.

The Company acknowledges that in its response to Comment No. 9 in the response letter dated August 11, 2016, with respect to quantification of the amount of funds received from CAMMESA classified within operating cash flows, the Company provided a table that included funds related to the Extraordinary Investment Plan (“EIP”) as part of operating cash flows.

In fact, the funds received from CAMMESA related to the EIP were not actually presented on the Company’s statements of cash flows as they represent non-cash transactions since the funds were deposited into the restricted FOCEDE account, which was explained in more detail in our response to bullet points four and five of Comment No. 9.

In order to correct the detail presented in our previous response, the following table summarizes the correct amount and type of funds received from CAMMESA that were classified within operating cash flows (which exclude the funds received from CAMMESA related to the EIP):

Funds received from CAMMESA classified as operating cash flows	For the years ended December 31,
	2015	2014	2013 (1)
	(In millions of Chilean pesos)
For salary cost increases(2)	17,825	23,210	—
For extraordinary operating costs (“Climate emergency”)(3)	1,189	16,504	—

Total classified as operating cash flows	19,014	39,714	—

(1)	No funds from CAMMESA were received.
(2)	Authorized through Secretary of Energy Note No. 4012/14
(3)	Authorized through Secretary of Energy Note No. 367/12

Securities and Exchange Commission	-4-	August 25, 2016

The Company respectfully notes that, although it is not in agreement with classifying these cash inflows as financing activities, classification of the funds received from CAMMESA outside of operating activities would not represent a material change to our consolidated financial statements as quantitatively demonstrated in the following table:

	As reported			Reclassification outside operating activities			As modified			As a % change
Statement of cash flows	For the years ended December 31,						For the years ended December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(Millions of Chilean pesos)			(Millions of Chilean pesos)			(Millions of Chilean pesos)
Net cash flows from (used in) operating activities	1,923,451	1,698,038	1,700,976	(19,014)	(39,714)	—	1,904,437	1,658,324	1,700,976	(1)%	(2)%	0%
Net cash flows used in investing activities	(1,215,299)	(299,687)	(1,223,887)	—	—	—	(1,215,299)	(299,687)	(1,223,887)	0%	0%	0%
Net cash flows from (used in) financing activities	(1,060,214)	(1,283,460)	336,765	19,014	39,714	—	(1,041,201)	(1,243,745)	336,765	2%	3%	0%

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(352,063)	114,891	813,854	—	—	—	(352,063)	114,891	813,854	0%	0%	0%

Effect of exchange rate changes on cash and cash equivalents	(23,287)	(16,504)	(23,298)	—	—	—	(23,287)	(16,504)	(23,298)	0%	0%	0%

Net increase (decrease) in cash and cash equivalents	(375,350)	98,388	790,556	—	—	—	(375,350)	98,388	790,556	0%	0%	0%

Cash and cash equivalents at beginning of period	1,704,775	1,606,388	815,832	—	—	—	1,704,775	1,606,388	815,832	0%	0%	0%

Cash and cash equivalents at end of period	1,329,425	1,704,775	1,606,388	—	—	—	1,329,425	1,704,775	1,606,388	0%	0%	0%

As shown in the table above, the balance of cash and cash equivalents for all periods presented would not be affected by classification of funds received from CAMMESA outside operating activities. Further, the change in “Net cash flows from (used in) operating activities” and “Net cash flows from (used in) financing activities” would not exceed +/-3% of previously reported amounts.

The Company also respectfully believes that classification of funds received from CAMMESA outside of operating activities would not represent a material change under qualitative considerations since it would not involve (i) a change in earnings or other trends; (ii) a failure to meet analysts’ consensus expectations for the Company; (iii) a change of a loss into income or vice versa; (iv) non-compliance with regulatory requirements; (v) non-compliance with loan covenants or other contractual requirements; (vi) an increase in management’s compensation; or (vii) concealment of an unlawful transaction.

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Securities and Exchange Commission	-5-	August 25, 2016

Should you have any questions or comments concerning the Form 20-F, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Nicolás Billikopf
Paolo Pirri

[Letterhead of Enersis Américas S.A.]

August 25, 2016

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enersis Américas S.A.
Form 20-F for the Fiscal Year Ended December 31, 2015
File No. 001-12440
Filed May 2, 2016

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) filed by Enersis Américas S.A., a corporation organized under the laws of the Republic of Chile (“Enersis Américas”), with the Securities and Exchange Commission (the “Commission”). Concurrently with the submission of this letter, Enersis Américas is responding to comments from the staff of the Commission (the “Staff”) on the Form 20-F in connection with the Registration Statement on Form F-4 (Registration No. 333-211405) made in a letter dated August 19, 2016 (the “Comment Letter”).

In connection with the responses to the comments on the Form 20-F set forth in the Comment Letter, Enersis Américas acknowledges that:

•	Enersis Américas is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Enersis Américas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERSIS AMÉRICAS S.A.

By:	/s/ Javier Galán A.
Name:	Javier Galán A.
Title:	Chief Financial Officer

cc:	Lisa M. Kohl, Esq.

Michael Kennedy, Esq.